Exhibit 99.3
LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES, AND OTHER NOMINEES

Offer to Exchange Warrants to Acquire Shares of Common Stock
of
Abacus Global Management, Inc.
for
Shares of Common Stock
of
Abacus Global Management, Inc.
and
Consent Solicitation
THE OFFER AND CONSENT SOLICITATION (EACH AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON JULY 29, 2025, OR SUCH LATER TIME AND DATE TO WHICH THE COMPANY MAY EXTEND THE OFFER. WARRANTS (AS DEFINED BELOW) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.
June 30, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:
Enclosed are the prospectus/offer to exchange, dated June 30, 2025 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal and Consent”), which together set forth the offer of Abacus Global Management, Inc., a Delaware corporation (the “Company”), to each holder of the Company’s outstanding warrants to purchase shares of the Company’s common stock, par value $0.0001 per share (“common shares”), to receive 0.23 common shares in exchange for each warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Time, on July 29, 2025, or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”
The Offer is being made to all holders of:
•
the warrants that were (i) originally issued in connection with East Resources Acquisition Company’s (“ERES”) initial public offering (“IPO”) as warrants for ERES common stock and were subsequently assumed by the Company and became warrants for common shares, in connection with the Company’s merger with ERES or (ii) initially issued as private placement warrants to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (collectively, the “public warrants”) and

•
the warrants that were issued to certain parties in a private placement in connection with the closing of the Company’s IPO that have not become public warrants as a result of being transferred to any person other than permitted transferees (the “private placement warrants” and, together with the public warrants, the “warrants”).

Each warrant entitles the holder to purchase one common share at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on The Nasdaq Capital Market (the “Nasdaq”) under the symbol “ABLLW.” As of June 30, 2025, 11,723,395 public warrants and 8,900,000 private placement warrants were outstanding. Pursuant to the Offer, the Company is offering up to an aggregate of 4,743,381 common shares in exchange for all of the Company’s outstanding warrants.

Each holder whose warrants are exchanged pursuant to the Offer will receive 0.23 common shares for each warrant tendered by such holder and exchanged. Any warrant holder that participates in the Offer may tender less than all of its warrants for exchange.
No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) an amount equal to such fractional part of a share multiplied by the last sale price of common shares on the Nasdaq on the last trading day of the Offer Period, less any applicable withholding taxes. The Company’s obligation to complete the offer is not conditioned on the receipt of a minimum number of tendered public warrants.
Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of July 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.207 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of 50% of the then outstanding public warrants. Therefore, the adoption of the Warrant Amendment will require the consent of 50% of the holders of the public warrants.
Parties representing approximately 18% of the outstanding public warrants and 94% of the outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and consent to the Warrant Amendment in the Consent Solicitation pursuant to tender and support agreements. As of July 14, 2025, an additional 7% of the outstanding public warrants have been tendered and have consented to the Warrant Amendment in the Consent Solicitation.
Accordingly, if holders of an additional approximately 25% of our outstanding public warrants agree to consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described in the Prospectus/Offer to Exchange and Consent Solicitation are satisfied or waived, then the Warrant Amendment will be adopted.
Holders of warrants may not consent to the Warrant Amendment without tendering warrants in the Offer and holders may not tender such warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of this Letter of Transmittal and Consent relating to the warrants and, therefore, by tendering warrants for exchange, holders will be delivering to us their consent to the Warrant Amendment. Warrant holders may revoke consent at any time prior to the Expiration Date by withdrawing the warrants holders have tendered in the Offer.
Warrants not exchanged for common shares pursuant to the Offer will remain outstanding subject to their current terms, or amended terms if the Warrant Amendment is approved. If the Warrant Amendment is approved, the Company intends to require the exchange of all outstanding warrants for common shares as provided in the Warrant Amendment, however, the Company is not be required to effect such an exchange and may defer doing so, if ever, until most economically advantageous to it.
THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL.
Enclosed with this letter are copies of the following documents:
1.	The Prospectus/Offer to Exchange;
2.
The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment, and tendering warrants for exchange and for the information of your clients for whose accounts you hold warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender warrants and provide consent;

3.
The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.
A form of letter which may be sent by you to your clients for whose accounts you hold warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to the Exchange Agent.
Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— General Terms—Conditions to the Offer and Consent Solicitation.”
We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, on July 29, 2025, or such later time and date to which the Company may extend the Offer.
The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, dealer manager, and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Fees and Expenses”) for soliciting tenders of warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold warrants.
Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:
The Information Agent for the Offer and Consent Solicitation is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, New York 10005
Banks and Brokers call: (212) 257-2075
Call Toll Free: (866) 796-3441
Email: abacus@dfking.com
Very truly yours,
Abacus Global Management, Inc.
Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent, or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.